United States securities and exchange commission logo





                           February 22, 2021

       Barry L. Biffle
       President and Chief Executive Officer
       Frontier Group Holdings, Inc.
       4545 Airport Way
       Denver, CO 80239

                                                        Re: Frontier Group
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
25, 2021
                                                            CIK No. 0001670076

       Dear Mr. Biffle:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted January 25, 2021

       Summary
       Overview, page 1

   1. We note your disclosure on page 1 that the COVID-19 pandemic has presented significant challenges to the
global airline industry since February 2020, and that you have worked diligently to navigate
such challenges by implementing disciplined capacity deployment, protecting liquidity
and cash flow, and further strengthening your health and safety initiatives. Please
briefly discuss in this section the impact of the pandemic on your business, operating
results, financial condition and liquidity.
 Barry L. Biffle
FirstName  LastNameBarry    L. Biffle
Frontier Group  Holdings, Inc.
Comapany22,
February   NameFrontier
             2021         Group Holdings, Inc.
February
Page 2 22, 2021 Page 2
FirstName LastName
2. We note your disclosure that in 2019, you had the most fuel efficient fleet of all U.S.
         carriers when measured by fuel gallons consumed per ASM, and your disclosure that for the year ended December 31, 2019, you were 43% more fuel efficient than the weighted average of other U.S. airlines. Please revise to clarify the source of such information.
3. We note your disclosure on page 6 that a key feature of your network includes the removal of underperforming routes. If material, please revise to describe the impact of limitations imposed by the CARES Act or your agreements with Treasury with respect to continued service. In addition, please revise your disclosure on page 74 regarding the primary conditions of the PSP funding to disclose the duration of the requirement that you maintain a certain level of scheduled air transportation as deemed necessary by the
         Department of Transportation to ensure that all routes you had scheduled air travel to before the downturn due to the COVID-19 pandemic are still served.
Our Competitive Strengths
Our Low-Cost Structure, page 4

4. We note certain of the metrics and related discussion presented under this section are presented for periods through December 31, 2019, while others are presented for periods through September 30, 2020. Revise this section to provide metrics and related discussion for consistent periods. Note that this comment also applies to similar presentation appearing on page 101.
Operating Statistics, page 17

5.       You define Total Adjusted CASM as the sum of Adjusted CASM and
Adjusted Non-
         operating Expenses per ASM. Please address the following:

                Disclose the reasons why you believe the presentation of Total Adjusted CASM provides useful information to investors, any additional purposes for which you use
              Total Adjusted CASM, and any limitations associated with its use;
                Present a detailed reconciliation for Total Adjusted CASM that quantifies each non-
              operating expense excluded; and
                Revise the title as it appears confusingly similar to Adjusted CASM.
Dividend Policy, page 58

6. Please clarify your ability to pay a dividend immediately prior to the consummation of this offering as disclosed on page 59, and in other sections of your prospectus, such as in the supplemental proforma information in Note 20 on page F-50. In this regard, for example, you disclose that in connection with your receipt of financial assistance under the PSP and PSP2, and entering into the Treasury Loan Agreement, you agreed not to make dividend payments in respect of your common stock through October 1, 2022, and are prohibited from paying dividends on your common stock through the date that is one year after the secured loan provided under the Treasury Loan Agreement is fully repaid.
 Barry L. Biffle
FirstName  LastNameBarry    L. Biffle
Frontier Group  Holdings, Inc.
Comapany22,
February   NameFrontier
             2021         Group Holdings, Inc.
February
Page 3 22, 2021 Page 3
FirstName LastName
         In addition, please clarify throughout your filing the duration of the restriction on paying dividends.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
69

7. Please discuss and analyze your financial condition and changes in your financial condition. Refer to Item 303(a) of Regulation S-K.
Results of Operations, page 79

8. You present Adjusted CASM in various places in your filing. Your reconciliations on pages 82 and 85 reconcile CASM to Adjusted CASM (excluding fuel) but do not address
         Adjusted CASM. Please present a reconciliation of Adjusted CASM or tell us why you do not believe one is required. Separately, tell us supplementally how Adjusted CASM of
         $10.21 for the nine months ended September 30, 2020 was calculated. Liquidity and Capital Resources
Commitments and Contractual Obligations, page 91

9. Tell us whether the amounts presented for your contractual purchase commitments for aircraft and engines are based on actual contractual prices, list prices, or something else.
Business
Competition, page 108

10. You state on page 1 of your submission that you are an ultra low-cost carrier. In view of that, explain to us why you believe it is appropriate to include in your presentation of
         Adjusted CASM (Excluding Fuel) and Total Adjusted CASM amounts attributable to airlines that are not ultra low-cost carriers.
11. For amounts that were not formulated or provided by carriers in their public reports, disclose whether the methods used to calculate the reported amounts were consistently applied across all calculations and whether the methods used were consistent with the calculations for amounts that were formulated or provided by carriers in their public reports.
12. In view of your statement that measures being presented may not be comparable across all carriers, explain to us why you believe your tabular comparison provides information that is useful to investors.
Operational Performance, page 111

13. We note your disclosure of on-time performance and completion factors. Explain to us how you considered providing additional information or context surrounding these measures to help investors understand their significance. For example, explain how you considered providing similar information for competitors.
 Barry L. Biffle
FirstName  LastNameBarry    L. Biffle
Frontier Group  Holdings, Inc.
Comapany22,
February   NameFrontier
             2021         Group Holdings, Inc.
February
Page 4 22, 2021 Page 4
FirstName LastName
Executive Compensation
Compensation Discussion and Analysis
Components of Compensation for Fiscal Year 2020, page 133

14. You disclose that during the second calendar quarter of 2020, Mr. Biffle voluntarily waived his base salary in light of the challenges presented to your business by COVID-19.
         Please revise to clarify the duration of such waiver, and whether Mr. Biffle has resumed receiving his base salary in 2021. In addition, please revise to clarify whether the summary compensation table reflects such waiver.

Director Compensation Table, page 155

15. Please update this table for your most recently completed fiscal year end. See Item 402(k)
         of Regulation S-K.
Description of Capital Stock
Forum Selection, page 172

16. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) as the exclusive forum for certain litigation,
         including any    derivative action.    Please revise to clarify
whether this provision applies to
         actions arising under the Exchange Act. In that regard, we note your disclosure that nothing in your current certificate of incorporation or bylaws or your restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in federal court to the extent that the
         Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.
General

17. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Rule 163B of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Kevin Dougherty to discuss how to submit the materials, if any, for our review.




        You may contact Yong Kim at (202) 551-3323 or Gus Rodriguez, Accounting Branch
Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements
 Barry L. Biffle
Frontier Group Holdings, Inc.
February 22, 2021
Page 5

and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any other questions.



                                                         Sincerely,
FirstName LastNameBarry L. Biffle
                                                         Division of
Corporation Finance
Comapany NameFrontier Group Holdings, Inc.
                                                         Office of Energy &
Transportation
February 22, 2021 Page 5
cc:       Tony Richmond
FirstName LastName